The Other Web Inc
Profit and Loss
January - December 2023

	Total
Income	
Total Income	
Cost of Goods Sold	
5000 Cost of goods sold	
5001 Merchant Fees	65.56
Total 5000 Cost of goods sold	**$ 65.56**
Total Cost of Goods Sold	**$ 65.56**
Gross Profit	**-$ 65.56**
Expenses	
6000 Sales & Marketing	
6010 Advertising	759.14
6012 Social media	54,926.81
6013 Website ads	4,284.06
Total 6010 Advertising	**$ 59,970.01**
Total 6000 Sales & Marketing	**$ 59,970.01**
7000 Payroll & Staff	
7010 Contract labor	112,303.21
7011 Design	11,522.26
7012 Engineering	111,895.98
7013 Recruiting	14,237.52
Total 7010 Contract labor	**$ 249,958.97**
7014 PR-Marketing	19,175.00
7020 Payroll expenses	
7021 Salaries & wages	269,317.68
Total 7020 Payroll expenses	**$ 269,317.68**
Total 7000 Payroll & Staff	**$ 538,451.65**
8000 G&A	
8001 Legal Services	26,169.32
8003 Software & Apps	46,144.52
8004 Office Expense	1,934.32
8005 Travel	2,430.92
8009 Bank fees & service charges	159.00
Total 8000 G&A	**$ 76,838.08**
Total Expenses	**$ 675,259.74**
Net Operating Income	**-$ 675,325.30**
Other Income	
9000 Other Misc Revenue	561.51
Total Other Income	**$ 561.51**
Other Expenses	

9501 Interest Expense		267.69
Total Other Expenses	**$**	**267.69**
Net Other Income	**$**	**293.82**
Net Income	**-$**	**675,031.48**